Exhibit 99.1

Bay Banks of Virginia and Virginia BanCorp Announce Strategic Merger

KILMARNOCK, Va. and PETERSBURG, Va., Nov. 3, 2016 /PRNewswire/ — Bay Banks of Virginia, Inc. (OTCQB: BAYK) (“Bay Banks”) and Virginia BanCorp Inc. (“Virginia BanCorp”) today jointly announced the signing of a definitive agreement to combine in a strategic merger of equals. The combined company would have approximately $794 million in total assets, $633 million in total deposits, and $623 million in loans based on reported amounts as of September 30, 2016. Headquarters for the combined organization will be in Richmond, Virginia.

The merger agreement has been unanimously approved by the boards of directors of both companies. Under the terms of the agreement, Bay Banks will acquire Virginia BanCorp, and Virginia BanCorp shareholders will receive a fixed exchange ratio of 1.178 shares of Bay Banks common stock for each share of Virginia BanCorp common stock. Bay Banks shareholders will own 51% of the combined company, and Virginia BanCorp shareholders will own 49%.

Bay Banks of Virginia CEO Randal R. Greene and Virginia BanCorp CEO C. Frank Scott, III have both been searching for ways to strategically advance their respective companies’ missions, while at the same time, looking for opportunities to provide greater returns for their shareholders. Both CEOs agree that this merger of equals will allow them to provide a broader array of services for their current customers while capitalizing on opportunities in the growing Richmond market.

Randal R. Greene, Bay Banks President and Chief Executive Officer, stated, “We are excited about our merger with Virginia BanCorp. The combined company is expected to become the fifth largest community bank headquartered in Richmond with deposits in the Richmond MSA totaling approximately $298 million. Our combined presence, coupled with our shared commitment to providing premier service, uniquely positions our franchise to grow as the community bank of choice in the Richmond market. We believe that the merger will also provide significant financial benefits for our shareholders.”

C. Frank Scott, III, President and Chief Executive Officer of Virginia BanCorp, said, “We believe that Bay Banks is the ideal partner for our bank. Merging these financially sound institutions is a natural fit. Both banks are led by seasoned teams of community bankers who make local decisions to serve the communities in which we operate. This merger will allow us to better provide quality banking services to our customers, a rewarding workplace for our employees and superior value to our shareholders.”

The holding company will continue to be called Bay Banks of Virginia, Inc. The board of directors of the combined company will include five members from each of the current boards of directors of Bay Banks and Virginia BanCorp. Mr. Scott will serve as the Chairman of the board of directors of the holding company, and Mr. Greene will serve as Vice Chairman of the board of directors and as President and Chief Executive Officer of the combined company.

The subsidiary banks of Bank of Lancaster and Virginia Commonwealth Bank will combine and the resulting bank will be called Virginia Commonwealth Bank following the closing. Bank of Lancaster Chairman Richard A. Farmar, III will serve as Chairman of the board of directors of the combined bank, Mr. Greene will serve as Vice Chairman of the board of directors and as its Chief Executive Officer, and Mr. Scott will serve as its President.

The merger is expected to be immediately accretive to earnings per share, with a tangible book value dilution payback of less than three years. Cost savings of 14% of combined non-interest expense is expected to be fully realized in 2018.

The transaction is expected to be completed in the second quarter of 2017, subject to approval of both companies’ shareholders, regulatory approvals and other customary closing conditions.

FIG Partners, LLC is acting as financial advisor to Bay Banks and Williams Mullen is acting as its legal advisor in the transaction. Performance Trust Capital Partners, LLC is acting as financial advisor to Virginia BanCorp and LeClairRyan, A Professional Corporation, is acting as its legal advisor.

An investor presentation outlining the transaction is provided on the Bay Banks website under “Investor Relations” at www.baybanks.com and on the Virginia BanCorp website at www.vacommbank.com.

About Bay Banks

Bay Banks is the bank holding company for Bank of Lancaster and Bay Trust Company. Founded in 1930, Bank of Lancaster is a state-chartered community bank headquartered in Kilmarnock, Virginia. With eight banking offices located throughout the Northern Neck region and in Middlesex County, and three banking offices in Richmond, Virginia, the bank serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking, investment services, and mortgage banking. Bay Trust Company provides management services for personal and corporate trusts, including estate planning, estate settlement and trust administration, with assets under management of $227 million as of September 30, 2016.

About Virginia BanCorp

Virginia BanCorp is the bank holding company for Virginia Commonwealth Bank. Founded in 1936 as First Federal Savings and Loan Association of Petersburg, Virginia Commonwealth Bank became a state-chartered community bank headquartered in Petersburg, Virginia in 2008, with eight banking offices located throughout the Tri-Cities, Chesterfield County, Henrico County, and Suffolk. The bank serves businesses, professionals and consumers with a wide variety of financial services, including retail and commercial banking, investment services, and mortgage banking.

Caution Regarding Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, statements about (i) the benefits of the proposed merger between Bay Banks and Virginia BanCorp, (ii) Bay Banks’s and Virginia BanCorp’s plans, obligations, expectations and intentions and (iii) other statements in the press release that are not historical facts. Words such as

“anticipates,” “believes,” “intends,” “should,” “expects,” “will,” and variations of similar expressions are intended to identify forward-looking statements. These statements are based on the beliefs of the respective managements of Bay Banks and Virginia BanCorp as to the expected outcome of future events and are not guarantees of future performance. These statements involve certain risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, and degree of occurrence. Results and outcomes may differ materially from what may be expressed or forecasted in forward-looking statements. Factors that could cause results and outcomes to differ materially include, among others, the ability to obtain required regulatory and shareholder approvals and meet other closing conditions to the transaction; the ability to complete the merger as expected and within the expected timeframe; disruptions to customer and employee relationships and business operations caused by the merger; the ability to implement integration plans associated with the transaction, which integration may be more difficult, time-consuming or costly than expected; the ability to achieve the cost savings and synergies contemplated by the merger within the expected timeframe, or at all; changes in local and national economies, or market conditions; changes in interest rates; regulations and accounting principles; changes in policies or guidelines; loan demand and asset quality, including real estate values and collateral values; deposit flow; the impact of competition from traditional or new sources; and the other factors detailed in Bay Banks’s publicly filed documents, including its Annual Report on Form 10-K for the year ended December 31, 2015. Bay Banks and Virginia BanCorp assume no obligation to revise, update, or clarify forward-looking statements to reflect events or conditions after the date of this press release.

Additional Information about the Merger and Where to Find It

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger, Bay Banks will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 with respect to the offering of Bay Banks common stock as the merger consideration under the Securities Act of 1933, as amended, which will include a joint proxy statement of Bay Banks and Virginia BanCorp and a prospectus of Bay Banks. A definitive joint proxy statement/prospectus will be sent to the shareholders of each company seeking the required shareholder approvals. Investors and security holders are urged to read the registration statement and joint proxy statement/prospectus and other relevant documents when they become available because they will contain important information about the merger.

Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Security holders of Bay Banks may also obtain free copies of these documents by directing a request by telephone or mail to Bay Banks of Virginia, Inc., P.O. Box 1869, 100 South Main Street, Kilmarnock, Virginia 22482; 800-435-1140; or by accessing these documents at Bay Banks’s website: www.baybanks.com. Security holders of Virginia BanCorp may also obtain free copies of these documents by directing a request by telephone or mail to Virginia BanCorp Inc., P.O. Box 1777, 1965 Wakefield Street, Petersburg, Virginia 23805; 800-297-4040; or by accessing these documents at Virginia BanCorp’s website: www.vacommbank.com. The information on Bay Banks’ and Virginia BanCorp’s websites is not, and shall not be deemed to be, a part of this press release or incorporated into other filings made with the SEC.

Bay Banks, Virginia BanCorp and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Bay Banks and Virginia BanCorp in connection with the merger. Information about the directors and executive officers of Bay Banks and their ownership of Bay Banks common stock is set forth in the definitive proxy statement for Bay Banks’s 2016 annual meeting of shareholders, as previously filed with the SEC on April 8, 2016. Information about the directors and executive officers of Virginia BanCorp and their ownership of Virginia BanCorp common stock may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. Additional information regarding the interests of these participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available.

Contacts

Bay Banks of Virginia, Inc.

Randal R. Greene, President and Chief Executive Officer

800-435-1140 or inquiries@baybanks.com.

Virginia BanCorp Inc.

C. Frank Scott, III, President and Chief Executive Officer

800-297-4040 or vcbinquiries@vacommbank.com